Exhibit 99.1

June 5, 2017

Dear Shareholders:

You are cordially invited to attend the Annual General Meeting of InterXion Holding N.V. (the “Company”), to be held on Friday, June 30, 2017, beginning at 9:00 CET at the Radisson Blu Hotel, Boeing Avenue 2, 1119 PB Schiphol-Rijk, The Netherlands.

Information about the meeting and the various matters on which the shareholders will be asked to vote on is included in the Notice of Meeting and Proxy Statement which follow. Also included is a proxy card and postage-paid return envelope. Please sign, date and mail the enclosed proxy card in the return envelope provided, as promptly as possible, whether or not you plan to attend the meeting.

Sincerely,

/s/ David C. Ruberg
David C. Ruberg

Chief Executive Officer

NOTICE OF ANNUAL GENERAL MEETING

TO THE SHAREHOLDERS OF INTERXION HOLDING N.V.:

June 5, 2017

Notice is hereby given that the Annual General Meeting of InterXion Holding N.V. will be held on Friday, June 30, 2017, beginning at 9:00 Central European Time (“CET”) at the Radisson Blu Hotel, Boeing Avenue 2, 1119 PB Schiphol-Rijk, The Netherlands, for the following purposes:

(1)	a.	To discuss the execution of the Company’s remuneration policy in 2016;

b.	To adopt the Dutch statutory annual accounts for the financial year 2016; and

c.

To discuss (i) the annual report of the board of directors of the Company (the “Board”) for the financial year 2016; (ii) the application of the Dutch corporate governance code; (iii) the reservation and dividend policy, and (iv) the Company’s 2017 Executive Director Long-Term Incentive Plan;

(2)	To discharge the members of the Board from certain liabilities for the financial year 2016;

(3)	To re-appoint two Non-Executive Directors;

(4)	To award restricted shares to our Non-Executive Directors;

(5)	a.

To designate the Board as the authorized corporate body to issue shares and to grant rights to subscribe for shares in the share capital of the Company (without pre-emption rights) for the Company’s employee incentive schemes; and

b.	To designate the Board as the authorized corporate body to issue shares and to grant rights to subscribe for shares in the share capital of the Company for general corporate purposes;

(6)	To appoint KPMG Accountants N.V. to audit the annual accounts for the financial year 2017; and

(7)	To transact such other business as may properly come before the meeting or any adjournments thereof.

The Board recommends a vote FOR each of proposals (1 b.), (2), (3), (4), (5 a.), (5 b.) and (6) above.

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting to be held on June 30, 2017: The Proxy Statement and the Company’s Dutch statutory annual accounts are available at www.interxion.com.

Copies of the agenda for the Annual General Meeting and related documents may be obtained free of charge at the Company’s offices in Schiphol-Rijk, The Netherlands, by shareholders and other persons entitled to attend the meeting and their representatives as of the date hereof until the close of the Annual General Meeting. Copies of these documents are also available on the Company’s website (www.interxion.com).

The Board has determined that all holders of the ordinary shares of the Company as of the close of the NYSE market on Friday, June 2, 2017 according to American Stock Transfer & Trust Company’s share register or the Company’s shareholders’ register in The Netherlands, or such shareholders’ proxies, are entitled to attend and vote at the Annual General Meeting and any adjournments thereof.

In accordance with our Articles of Association, shareholders must inform the Company in writing of their intention to attend the Annual General Meeting, and the Company must receive such notice by June 23, 2017 before 17:00 CET. Notice to attend the Annual General Meeting should be sent to: Investor Relations, InterXion Holding N.V., Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands. If you own your ordinary shares through a broker, you must also provide the Company with appropriate evidence of ownership of and authority to vote the shares no later than 17:00 CET June 23, 2017. Such evidence may include a copy of the voting instruction card or a brokerage statement reflecting stock ownership as of the record date. Each shareholder may be asked to present valid picture identification, such as a driver’s license or passport. Access to the Annual General Meeting is permitted only after verification of personal identification.

If you do not plan to attend the Annual General Meeting, please complete, date and sign the enclosed proxy and return it promptly in the enclosed envelope, which needs no postage if mailed in the United States. If you later desire to revoke your proxy, you may do so at any time before it is exercised.

* * * *

By Order of the Board of Directors,

/s/ David C. Ruberg
David C. Ruberg

Chief Executive Officer